Jody Young Work History

Owner/Operator at Jody Young Adventure Travel
Provo, Utah
2015 – Present

Jody Young Adventure Travel offers private, custom trips through Alaska, Utah, California and Colorado.

Jody runs and manages day to day operations of the company, as well as leads trips.